UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

FOR THE QUARTER ENDED
March 31, 2003

NATIONAL GRID USA

25 Research Drive, Westborough, MA 01582

NATIONAL GRID USA
For The Quarter Ended March 31, 2003

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
N/A for fourth quarter.

NATIONAL GRID USA
For The Quarter Ended March 31, 2003

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue Or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given with Security	Consideration Received for Each Security
None

NATIONAL GRID USA
For The Quarter Ended March 31, 2003

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (cont'd.)

(expressed in millions, rounded to hundred thousands of dollars)

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
National Grid USA	Wayfinder Group, Inc.	$(0.1)
National Grid USA	National Grid Transmission Services Corporation	$(0.1)
National Grid USA	GridAmerica Holdings Inc.	$ 0.1
National Grid USA	GridAmerica LLC	$ 0.1
Niagara Mohawk Power Corporation	NM Uranium, Inc.	$(0.1)

NATIONAL GRID USA
For The Quarter Ended March 31, 2003

ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
None

Part II - Transactions performed by associate companies on behalf of reporting companies (expressed in millions, rounded to hundred thousands of dollars)

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
National Grid USA Service Co., Inc.	EUA Energy Investment Corporation	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	Wayfinder Group, Inc.	Miscellaneous (3)	(1)	(1)	(1)	$0.1
National Grid USA Service Co., Inc.	National Grid Transmission Services Corp.	Miscellaneous (2)	(1)	(1)		(1)
Niagara Mohawk Power Corporation	Niagara Mohawk Energy, Inc.	Miscellaneous (2)	(1)			(1)

(1) Amounts are below $100,000.
(2) Represents administrative services totaling less than $100,000 in aggregate.
(3) Represents administrative services totaling approximately $110,000 in aggregate

NATIONAL GRID USA
At March 31, 2003

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(expressed in millions, rounded to hundred thousands of dollars)

Investment in energy-related companies:`
Total consolidated capitalization as of March 31, 2002		$12,512.2	(1) line 1
Total capitalization multiplied by 15 percent (line 1 multiplied by 0.15)		1,876.8	line 2
Greater of $50 million or line 2		1,876.8	line 3
Total current aggregate investment: (categorized by major line of energy-related business)
Energy-related consulting services	$ .7
Energy software	2.2
Ownership, operation, and maintenance of Qualifying Facilities	28.8
Total current aggregate investment		$ 31.7	line 4
Difference between the greater of $50 million or 15 percent of capitalization and the total aggregate investment of the registered holding company system
(line 3 less line 4)		$1,845.1	line 5

(1)	Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

NATIONAL GRID USA
For The Quarter Ended March 31, 2003

ITEM 5 - OTHER INVESTMENTS

(expressed in millions, rounded to hundred thousands of dollars)

Major Line or Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in U-9C-3 Report	Reason for Difference in Other Investment

Energy-related consulting services	$8.0	$ 8.0
Ownership, operation, and maintenance of Qualifying Facilities	$26.7	$26.7

Investments for these reporting entities prior to March 1997 were excluded from aggregate investment in Item 4.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)	Exhibits
	10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NATIONAL GRID USA

s/ John G. Cochrane
______________________________________
John G. Cochrane, Senior Vice President and
Chief Financial Officer

Date: June 23, 2003

EXHIBIT INDEX

Exhibit No.	Description	Page
10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.	Filed Herewith

CERTIFICATE

A copy of the Form U-9C-3 report for the previous quarter (quarter ended December 31, 2002) has been filed with the interested state commissions in accordance with Rule 58 under the Public Utility Holding Company Act of 1935.

The names and addresses of such state commissions are as follows:

Mrs. Luly Massaro, Clerk
Rhode Island Public Utilities Commission
89 Jefferson Boulevard
Warwick, Rhode Island 02888-1046

Hon. Janet Hand Deixler, Secretary
State of New York
Public Service Commission
Three Empire State Plaza, 19th Floor
Albany, NY 12223-1350

Mary L. Cottrell, Secretary
Massachusetts Department of
Telecommunications and Energy
1 South Station, 2nd Floor
Boston, MA 02110

Ms. Debra Howland
Assistant Executive Director
New Hampshire Public Utilities Commission
8 Old Suncook Road
Concord, New Hampshire 03301

SIGNATURE

NATIONAL GRID USA

s/ John G. Cochrane
__________________________________
Name: John G. Cochrane
Title: Senior Vice President and Chief Financial Officer

Date: June 23, 2003